Pacific North West Capital Grants Options

March 19, 2014 Vancouver, Canada ‐‐ Pacific North West Capital Corp. ("PFN" and the "Company") (TSX.V: PFN; Frankfurt: P7J.F; OTCQB: PAWEF) announced that it has granted incentive stock options to directors, officers, consultants and employees to purchase 1,300,000 common shares at $0.12 per share, exercisable for a period of five years in accordance with the company’s stock option plan. The options are subject to acceptance for filing by the TSX Venture Exchange.

About Pacific North West Capital

PFN is a mineral exploration company whose philosophy is to be a project generator, explorer and project operator in order to option/joint venture its projects to partners for funding through to production. PFN is focused on the discovery, exploration and development of PGM and nickel‐copper sulphide deposits in geologically prospective regions in North America, particularly Canada. The Company's key asset is its 100% owned River Valley PGM Project in the Sudbury region of northern Ontario. River Valley is one of the largest undeveloped primary PGM projects in Canada. PFN also has PGM and nickel‐copper projects in Alaska. The Company continues to evaluate PGM and nickel‐copper properties and projects in North America for potential acquisition opportunities.

About River Valley Project

In January 2011, Pacific North West Capital Corp. successfully negotiated the 100% acquisition of the River Valley PGM Project from Anglo Platinum Limited. In May 2011, Pacific North West Capital Corp. commenced a $5 million drill program on the project. The program was successfully completed in May 2012. The drilling data were combined with holes drilled previously and delivered to Tetra Tech for a new mineral resource estimation. An indicative budget includes drilling untested and under tested drill targets in the footwall to the River Valley Intrusion at Dana North, including potential footwall embayment’s (Fig. 1) and magma feeder features interpreted during the 2012 exploration program, and exploration on regional properties (River Valley East and West).

NI43-101 Compliant Mineral Resource Estimate at cut-off grade of 0.8 g/t PdEq effective May 1, 2012.
Class	TONNES	Pd (g/t)	Pt (g/t)	Rh (g/t)	Au (g/t)	Ag (g/t)	Cu (%)	Ni (%)	Co (%)	PdEq (g/t)
Total Measured	25,584,850	0.63	0.23	0.022	0.04	0.55	0.06	0.02	0.003	1.46
Total Indicated	65,754,700	0.56	0.21	0.020	0.04	0.26	0.06	0.02	0.002	1.35
Total Measured + Indicated	91,339,550	0.58	0.22	0.021	0.04	0.34	0.06	0.02	0.002	1.38
Total Inferred	35,911,000	0.36	0.14	0.014	0.03	0.11	0.06	0.03	0.002	1.07

Contained Metal Contents

Notes:
1. Mineral resources are not mineral reserves and do not have demonstrated economic viability. There is no certainty that all or any part of the mineral resource will be converted into mineral reserves
2. See www.pfncapital.com for more details and notes on the mineral resource estimation
3. Resource estimation based on 462 holes drilled at a sectional spacing of 25m to 100m on eight separate mineralized zones

PGM+Au (oz)	PdEq (oz)	PtEq (oz)	AuEq (oz)
742,130	1,168,450	555,400	823,710
1,720,900	2,774,470	1,318,800	1,955,900
2,463,060	3,942,910	1,847,200	2,779,610
614,500	1,201,000	571,000	847,000

650-555 West 12th Avenue, City Square, West Tower Vancouver, B.C. V5Z 3X7 Canada

The NI43‐101 compliant mineral resources for the River Valley Project effective May 1, 2012 are listed in the table below. With 2.5 Moz Pd+Pt+Au in Measured and Indicated resources, the River Valley Project is one of the largest undeveloped primary PGM projects in Canada. The project has excellent infrastructure support and is located 100 km from the city of Sudbury, Ontario, Canada's largest nickel‐copper‐PGM mining and processing centre.

With these mineral resources, the River Valley Project is under assessment for development potential as an open pit PGM‐Cu‐Ni mining operation as the project advances towards a Preliminary Economic Assessment Study.

Qualified Persons Statement

This news release has been reviewed and approved for technical content by Dr. William Stone Ph.D., P.Geo., a Qualified Person under the provisions of National Instrument 43‐101.

Pacific North West Capital Corp. is an International Metals Group Company. (www.internationalmetalsgroup.com)

On behalf of the Board of Directors

"Harry Barr"

Harry Barr

Chairman and CEO

Neither the TSX Venture nor its Regulation Services Provider accepts responsibility for the adequacy or accuracy of this release.

Disclaimer: This news release may contain certain "Forward-Looking Statements" within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time to time with TSX Venture Exchange, British Columbia Securities Commission and the United States Securities & Exchange Commission.